September 30, 2011

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:      Net Serviços de Comunicação S.A.
Form 20-F
Filed June 30, 2011
File No. 0-28860

Dear Mr. Spirgel:

This letter sets forth the responses of Net Serviços de Comunicação S.A. (the “Company”) to the comments contained in your letter, dated August 19, 2011, relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2011 (the “Annual Report”).  The comments of the staff of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text, immediately following each comment. The Company’s responses also include changes we propose to make in future filings, as requested in the introductory paragraph of the Staff’s letter.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 49

1.   We refer to your statement on page 63 where you indicate that you expect your cash generating abilities to improve because you are in the process of combining a number of your operating and non-operating subsidiaries. This statement is overly general. Please revise your discussion and analysis to describe this matter and why it will have an impact on future operations and has not had an impact in the past. You should describe why this administrative project would improve your cash generating abilities and whether you believe the outcome would be material to your liquidity and capital resources. In your response, please provide us with your proposed, revised disclosures.

Mr. Larry Spirgel
Division of Corporation Finance

September 30, 2011

We propose to revise the disclosure under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” of our Annual Report in future filings. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“We are in the process of ~~combining~~  merging a number of our operating and non-operating subsidiaries into the Company, in order to simplify our corporate structure, improve business synergies and improve administrative and income tax and social contribution efficiencies, which we expect will improve our cash generation.

We expect this process of merging subsidiaries into the Company to result in opportunities to reduce certain operational, payroll and related costs, as well as administrative expenses.

In addition, we expect these mergers to improve tax efficiencies, as they will reduce the volume of inter-company transactions and optimize the use of net operating losses (NOLs). According to Brazilian tax regulations, each company, even part of a group, is individually required to pay taxes, generating as a result tax inefficiencies to the group.

Under Brazilian income tax rules, if an entity generates a loss in a given period,  the NOLs generated by that entity in such period may be used to offset up to 30 percent of the entity’s taxable income for the subsequent period.  There is generally no limit on the number of years during which NOLs may be carried forward.

As a result of our mergers of operating and non-operating subsidiaries into the Company, in 2010 and 2009, we were able to use NOLs from certain of our subsidiaries to accelerate offsetting of taxable income of other subsidiaries and we were able to reduce taxes payable on inter-company transactions.”

2.  We also note your statement on page 63 that you believe your cash generation, in addition to your current position in cash and cash equivalents will be sufficient in the near term to cover all expected cash outflows and your discussion of liquidity requirements and resources on page 65. Although you state that you do not expect that you will need to raise funds to meet your anticipated cash requirements in 2011, it is not clear how you view your liquidity on a short- and long-term basis. Please revise your discussion of liquidity and capital resources to describe your ability to generate adequate amounts of cash and meet your cash needs on both a short- and long-term basis. If you continue to use “near term” in your analysis, ensure that you have provided a clear definition of this reference. In your response, provide us with your proposed, revised disclosures.

Mr. Larry Spirgel
Division of Corporation Finance

September 30, 2011

We propose to revise the disclosure under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” of our Annual Report in future filings. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“Our business generates significant cash flows from operating activities. Given ~~the level of our operating cash flows,~~ the expected level of capital expenditures needed to support our growth and our schedule for ~~principal~~  debt amortization  payments, we believe that we will be able to meet our short- and long-term liquidity and capital requirements, through our cash flows from operating activities, existing cash and cash equivalents, and, if needed, our ability to obtain future external financing. ~~believe that our cash generation in addition to our current position in cash and cash equivalents will be sufficient in the near term to cover all expected cash outflows.~~

We expect that any additional net cash funding requirements will be preferably financed with long-term financing, including, for example, those under the Government Agency for Machinery and Equipment Financing – FINAME program, and other long-term debt.

We are subject to certain restrictive covenants related to our outstanding borrowings, the most important of which are (i) a required net consolidated debt to EBITDA ratio of less than 2.5 and (ii) an EBITDA to expenses net of consolidated interest ratio equal to or higher than 1.5. As of December 31, 2010, we complied with these financial covenants by a significant margin. We do not expect our ability to comply with these financial covenants in the future to depend on further debt reduction or on improved operating results.”

In addition, we would move the last sentence in the fourth paragraph on page 63 of our Annual Report to the second paragraph on page 63, which would read as follows:

“As of December 31, 2010 and 2009, our net debt, calculated as the sum of “debt”, including the current portion in current liabilities and “debt” in non-current liabilities,  minus “cash and cash equivalents”, amounted to R$1,356.7 million and R$1,183.2 million, respectively. Our management uses net debt as a supplemental measure of ~~indebtedness~~  capital management in order to calculate our ability to obtain debt financing at appropriate cost.  In general, we hold our cash and cash equivalents in Brazilian reais. Additionally, as of December 31, 2010 and 2009, our current assets were R$210.5 million and R$475.6 million greater than our current liabilities, respectively. In 2010, our inventories in current assets decreased and debt in current liabilities increased when compared to 2009.”

Mr. Larry Spirgel
Division of Corporation Finance

September 30, 2011

3.   We refer to the debt payments due in less than one year in the amount of R$66.7 million as presented on page 66. Please tell us why this amount differs from the current portion of your long-term debt disclosed on page F-44 in the amount of R$104.9 million.

The correct amount of debt payments due in less than one year is R$104.9 million and not R$66.7 million, as inadvertently reported on page 66 of our Annual Report.  The difference was inadvertently included in the “3-5 Years” category. The correct amount of such payments was, however, reported on page F-44 of our Annual Report. In future filings, the Company will ensure that the amounts are properly presented in the Contractual Obligations table.

Note 6. Finance Results, page F-33

4.    Please revise to disclose the nature and related amounts of the losses reported in the category ‘finance charges and monetary exchange – related parties.” In your response, provide us with your proposed, revised disclosures.

We propose to revise the disclosure under Note 6 to our consolidated financial statements in future filings. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“Finance charges and monetary exchange – related parties(1)	(75,215)	(11,270)	(4,151)

(1) During 2010, 2009 and 2008, “finance charges and monetary exchange – related parties” included (i) R$47,984, R$3,885 and R$0, respectively, of interest expenses related to the prepayment of the indefeasible right of use (IRU) by Empresa Brasileira de Telecomunicações S.A. (“Embratel”), a related party (note 19); and (ii) R$27,231, R$7,385 and R$4,151, respectively, of interest expense on and US Dollar exchange variation related to amounts borrowed from Banco Inbursa S.A., a related party, and interest expense paid to Embratel.”

Mr. Larry Spirgel
Division of Corporation Finance

September 30, 2011

Note 20. Commitments and Provisions, page F-55

II) Provisions, page F-55

5.  We refer to your discussion of provisions beginning on page F-55. Please revise to disclose the expected timing of any resulting outflows of economic benefits and an indication of the uncertainties about the amount or timing of outflows associated with each of your labor, civil, tax and social security provisions. Please refer to paragraph 85 of IAS 37. In your response, provide us with your proposed, revised disclosures.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the disclosure of expected timing of any resulting outflows of economic benefits and an indication of the uncertainties about the amount or timing of outflows associated with each of its labor, civil, tax and social security provisions, as required in paragraphs 85(a) and 85(b) of IAS 37, is provided in the first paragraph of page F-55 of the Annual Report as follows (the following paragraph shows current disclosure in our Annual Report and is marked in italics for emphasis only):

“The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. Additionally, it is not possible to predict when these cases will be settled once they are dependent on factors not controlled by the Company‘s management.”

In relation to paragraph 85(c) of IAS37, we propose to revise the disclosure under Note 20 to our consolidated financial statements in future filings to include the following information after the last sentence of the first paragraph of page F-55. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“The Company and its subsidiaries are involved in legal and administrative proceedings  ~~processes~~  before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. Additionally, it is not possible to predict when these cases will be settled ~~once~~, as they are dependent on factors not controlled by the Company‘s management. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings.”

Mr. Larry Spirgel
Division of Corporation Finance

September 30, 2011

III) Contingent Liabilities not Recorded, page F-55

6.  Please tell us how you have complied with the paragraphs 86(b) and 86(c) of IAS 37 regarding any applicable contingent liabilities. If any of the information required by paragraph 86 is not disclosed because it is not practicable to do so, please state that fact. In your response, provide us with your proposed, revised disclosures.

            In response to the Staff’s comment, the Company respectfully advises the Staff that it believes it is in compliance with the paragraph 86(b) of IAS 37.  The Company understands that paragraph 86 of IAS 37 requires the Company to disclose, at the end of the reporting period, a brief  description of the nature of the contingent liabilities with respect to which any outflow in settlement of the liability is possible and, where practicable, to disclose the requirements of paragraphs 86(a), 86(b) and 86(c) of IAS 37.

            The first paragraph of item “II) Provisions” in Note 20 on page F-55 of the Annual Report, which was referenced above in response to the Staff comment No.5, applies to all of the Company’s provisions, including those described in item “III) Contingent liabilities not recorded”.

Item “III) Contingent liabilities not recorded” in Note 20 on page F-58 of the Annual Report (i) discloses the most significant contingent liabilities with respect to which the Company’s legal advisors assess its chance of loss as possible, and (ii) includes, in each topic, indications of the uncertainties relating to the amount or timing of any outflow, as follows:

“a. Disallowance of expenses – Income tax and social contribution

… Management believes that these expenses are in accordance with tax legislation, with the possible disallowance required by the tax authority.”

The statement above addresses the uncertainty as to whether the Company will have any cash outflow for these matters.

“b. ISS (Imposto sobre Serviços- Municipal tax) - the demand on services of public entertainment or amusement, leisure and entertainment and similar events.

… On defense, management maintains that services provided by cable TV companies are classified as communication services instead of public entertainment services.”

The statement above addresses the uncertainty as to whether the Company will have any cash outflow for these matters.

Mr. Larry Spirgel
Division of Corporation Finance

September 30, 2011

“c.  Disallowed expenses and non-proven expenses

… Our lawyers are of the view that these expenses are in accordance with tax legislation, considered as a possible contingency character desired by the disallowance by the tax authority.”

The statement above addresses the uncertainty as to whether the Company will have any cash outflow for these matters.

With respect to paragraph 86(c) of IAS37, we propose to revise the disclosure under Note 20 to our consolidated financial statements in future filings to include the following information after the last sentence of the first paragraph of page F-58. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report:

“In addition to the contingencies mentioned above, there are other open cases, in the amount of R$840,864 (R$364,525 in 2009) ~~in the consolidated~~ on a consolidated basis, which legal advisors assess as possible but not probable losses and thus, no provisions were recorded. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings ~~processes~~.”

7.   We refer to the tax-deficiency notice received by Net São Paulo Ltda. from the Federal Revenue Service alleging that you had improperly recognized tax credits related to goodwill between 2004 and 2008. We note that the lower court reduced the amount due in October 2010 to R$274.1 million (income taxes) and R$97.8 million (social contribution), but that the alleged improper recognition of tax credits with respect to goodwill were upheld. You state that you have changed the probability of loss from remote to possible. Please tell us your basis for concluding that no accruals are necessary. Include in your analysis any history that you have with this taxing authority including prior assessments and appeals.

The tax-deficiency notice received in December 2009 by Net São Paulo Ltda. from the Federal Revenue Service challenges whether the goodwill that was recorded in 2001 qualifies for deductibility for tax purposes.

The probability of loss related to this tax-deficiency notice changed from remote to possible in 2010, primarily as a result of an unfavorable decision in the lower administrative court.

Historically, some of the Company’s subsidiaries have been subject to review by the Federal Revenue Service and the deductibility of this goodwill was never challenged by the Federal Revenue Service.

Mr. Larry Spirgel
Division of Corporation Finance

September 30, 2011

The Company’s management and its legal advisors believe that it is possible, but not probable, that an outflow of resources embodying economic benefits will be required to settle this tax-deficiency notice.

Based on the facts and circumstances set out above and considering that the requirement of paragraph 14(b) of IAS 37 was not met, the Company believes no accrual should be recorded.

8.   We refer to the tax assessment issued against you by the authorities of Santo André city in the amount of R$115.9 million. Please tell us your basis for concluding that no accrual is necessary. Include in your analysis any history that you have with this taxing authority including prior assessments and appeals.

The Company provides cable television services classified as “communications services” under the Brazilian General Telecommunications Law (Federal Law 4,117/62).

Such services are subject to state taxes (value added taxes) and not the “public entertainment services” (municipal taxes) as alleged by the tax authorities of the city of Santo André.  Under the applicable Santo André law (Municipal Law 7,614/97, article 11, item XVI), “public entertainment services” comprise “opera, concerts, theater, dance, ballet, music recitals, national circus shows, parades, and others”; however, no references to cable television services is included in this Santo André law.

The Company does not have a history with this tax authority in relation to this matter. The Company has been operating in the pay-television industry in Brazil since 1991 and is currently located in 93 different cities throughout the country. This was the first time that the Company received an assessment notice from any municipal government making this sort of claim. All municipalities in Brazil where the Company operates have laws similar to the one in Santo André .

Based on the facts and circumstances set out above, the Company’s management and its legal advisors believe that it is not probable that an outflow of resources embodying economic benefits will be required to settle this assessment notice.

In light of the above and considering that the requirement of paragraph 14(b) of IAS 37 was not met, the Company believes no accrual should be recorded.

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Mr. Larry Spirgel
Division of Corporation Finance

September 30, 2011

The Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Larry Spirgel
Division of Corporation Finance

September 30, 2011

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 2111-2811.

Sincerely,

/s/ Roberto Catalão Cardoso

Roberto Catalão Cardoso
Investor Relations Officer

cc:        José Antônio Guaraldi Félix, Chief Executive Officer
André Müller Borges, Chief Legal Officer